Exhibit (a)(1)(g)

FORMS OF CONFIRMATION E-MAIL

Confirmation E-mail to Eligible Option Holders who Elect to Participate in the Offer to Amend the Exercise Price of Certain Options

Sigma Designs, Inc. (“Sigma”) has received your election form by which you elected to have certain eligible options amended in exchange for a cash payment, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and faxing it to us, at fax number (408) 957-9889 or via e-mail to option-offer@sdesigns.com, or hand deliver it to Kit Tsui or Maggie Anderson at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035 before 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007. Only withdrawal forms that are complete, signed and actually received by us by the deadline will be accepted. Withdrawal forms submitted by mail and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions concerning the submission of your election form, please direct them to Kit Tsui or Maggie Anderson at: Sigma Designs, Inc. 1221 California Circle, Milpitas, CA 95035 or at telephone number (408) 262-9003.

Please note that our receipt of your election form is not by itself an acceptance of the eligible options. For purposes of the offer, Sigma will be deemed to have accepted eligible options with respect to which proper elections have been made and not properly withdrawn as of the date when Sigma gives written or electronic notice to the eligible option holders generally of its acceptance of such eligible options, which notice may be made by press release, e-mail or other method of communication. Sigma is expected to give notice of its acceptance shortly after the expiration of the offer period.

Confirmation E-mail to Eligible Option Holders who Withdraw their Eligible Options from the Offer to Amend the Exercise Price of Certain Options

Sigma Designs, Inc. (“Sigma”) has received your withdrawal form by which you rejected Sigma’s offer to amend some or all of your eligible options. Any eligible options you have not withdrawn will remain subject to the terms and conditions of the offer and will be amended in exchange for a cash payment.

If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible options by completing and submitting a new election form by faxing it to us, at fax number (408) 957-9889, or via e-mail to option-offer@sdesigns.com, or by hand delivery to Kit Tsui or Maggie Anderson at Sigma Designs, Inc. 1221 California Circle, Milpitas, CA 95035 before 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007. If you have questions concerning the submission of your form, please direct them to Sigma Designs, Inc. 1221 California Circle, Milpitas, CA 95035 or at telephone number (408) 262-9003.